

March 21, 2014

<u>Via Email</u>
Gordon Scott Venters
President
The Movie Studio, Inc.
530 North Federal Highway
Ft. Lauderdale, Florida 33301

> **Re: The Movie Studio, Inc.**
> **Item 4.01 8-K**
> **Filed March 17, 2013**
> **File No. 000-30800**

Dear Mr. Venters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former auditor that references The Movie Studio, Inc. and not Puissant Industries, Inc. To the extent you are unable to obtain an exhibit 16 letter from your former auditor, please state this in your revised Form 8-K.

2. Please revise to state whether, during your two most recent fiscal years and any subsequent interim period (through the date of hire of your new auditor) you consulted with Terry L. Johnson, CPA regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on your financial statements, or (iii) any matter that was either the subject of a disagreement between you and Patrick Rodgers, CPA, PA as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

3. Please confirm in your amended Form 8-K that your new auditor will reaudit any fiscal years required to be presented in filings with the Commission that were previously audited by Patrick Rodgers, CPA, PA as requested in our letter March 11, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant